Exhibit 12

NORTEL NETWORKS LIMITED
Computation of Ratio of Earnings from Continuing Operations to Fixed Charges

	Years ended December 31,

(millions of U.S. dollars)	2002	2001	2000	1999	1998

Earnings (loss) from continuing operations before income taxes
as reported in the consolidated statements of operations	(3,486.0)	(14,628.0)	329.0	346.0	(73.0)

Add (deduct)
Interest expense
— long-term debt	131.0	165.0	86.0	93.0	107.0
— other	41.0	119.0	82.0	71.0	115.0
Interest expense of finance subsidiaries	–	–	–	–	–
Unconsolidated subs	–	–	–	–	–
1/3 of rental expense on operating leases deemed to be
interest expense	155.0	249.0	225.0	185.0	143.0
Amortized premiums, discounts and capitalized expenses related to indebtedness	6.9	4.0	1.0	1.0	1.0

Minority Interest	(23.0)	(22.0)	55.0	(1.0)	(15.0)

Undistributed earnings of less than
50% owned associated companies	9.0	134.0	29.0	(41.0)	64.0

Income (loss) as adjusted	(3,166.1)	(13,979.0)	807.0	654.0	342.0

Fixed charges:
Interest expense
— long-term debt	131.0	165.0	86.0	93.0	107.0
— other	41.0	119.0	82.0	71.0	115.0
Interest expense of
finance subsidiaries	–	–	–	–	–
Unconsolidated Subs	–	–	–	–	–
1/3 of rental expense on operating leases
deemed to be interest expense	155.0	249.0	225.0	185.0	143.0

Amortized premiums, discounts and capitalized expenses related to indebtedness	6.9	4.0	1.0	1.0	1.0

	333.9	537.0	394.0	350.0	366.0

Ratio of earnings from continuing operations to fixed charges	**	**	2.0	1.9	**

**	The earnings of Nortel Networks Limited were inadequate to cover fixed charges for the years ended December 31, 2002, 2001, and 1998 by $3,500, $14,516 and $24, respectively.